EDAC TECHNOLOGIES CORPORATION


GROS-ITE INDUSTRIES                                                 1994
GROS-ITE SPINDLE                                                  ANNUAL
AMERICAN RESEARCH                                                 REPORT
NATURAL COOL, LTD.

To Our Stockholders:


     We experienced another difficult year in 1994. Net sales decreased to $22,239,000 in 1994 from $29,331,000 in 1993. $5,660,000 of this decrease occurred in the medical instruments area due principally to the loss of our largest medical customer. We also incurred some sales declines in aerospace ($766,000) and specialty machines ($668,000), but these were minimal.

     The negatives in the medical instruments area were offset by positives in other areas. Our spindle business was strong in 1994 and is off to a very strong start in 1995. Most importantly, we became a "preferred" supplier to our largest aerospace customer. Airframe manufacturers are demanding larger jet engines. In order to aggressively pursue this market, we acquired several machines during the past year that allow us to produce much larger aerospace parts than we were previously capable of producing. To facilitate this larger machinery, we are adding a new 20,000 square foot building adjacent to our existing facilities.

     We also undertook major innovations in our design capabilities. We are in the process of adding several new graphics and computer-aided design systems in order to service a more diverse customer base. System upgrades are a part of the ongoing process of maintaining a leadership position.

     The problems we faced in 1994 are not over. Continued pressure on our prices and decreased revenues had a significant negative impact on our earnings. We are working harder than ever to rebuild sales and profitability and on this front there is reason for optimism. Our backlog is up to $24.5 million as compared with $21 million last year. We are also being surveyed by several aerospace companies as a potential supplier. Our balance sheet continues to be very strong. Our commitment to quality and customer service remains the core value of our company.

     We appreciate the exceptional efforts of each of our employees and are confident that we will repay your continued confidence by building solid, long-term stockholder value.

Thank you for your support.



/s/ Robert P. Luzzi                         /s/ Robert T. Whitty
Robert P. Luzzi                             Robert T. Whitty
Chairman of the Board                       Chief Executive Officer

     Edac Technologies Corporation, also known as Gros-Ite Industries, is a diversified company. It primarily offers design and manufacturing services for the aerospace industry in areas such as jet engine parts, special tooling, equipment and gauges, and components used in the manufacture, assembly and inspection of jet engines. Edac also offers design and manufacturing services for the medical instruments industry in such areas as components used in the manufacture of surgical instruments and special tooling. Edac also designs and manufactures specialized machines for a variety of other applications.

    Gros-Ite Spindle specializes in the design, manufacture and repair of precision spindles. Spindles are an integral part of numerous machine tools which are found in virtually any type of manufacturing environment. For 13 years Gros-Ite Spindle has been servicing the industry with high quality standard and custom spindles.

    American Research, a 40 year old company acquired by Edac in 1986, offers custom designed environmental test chambers which duplicate hostile conditions such as high altitude, wind and dust, compression, humidity, decompression, temperature and explosions. This equipment is sold to customers in the aerospace, automotive and electronics industries, among others.

    Edac maintains manufacturing and design facilities with computerized numerically controlled machining centers, and grinding, welding, and sheet metal fabrication, painting and assembly capabilities. Items manufactured by Edac include precision rings, and other components for jet engines, components for medical instruments, as well as industrial spindles, environmental test chambers and specialized machinery designed by Edac or others and other assemblies requiring close tolerances.

Marketing and Competition
- -------------------------

    Edac has numerous competitors both in design and manufacturing. Many of the independent firms with which it competes are smaller than Edac and do not provide the variety of high quality services that Edac provides. Edac also competes with its customers' in-house manufacturing and technical services capabilities. Edac believes that it is able to compete effectively with independent firms and customers' in-house capabilities because of Edac's emphasis on customer service, its experience and its competitive pricing of its services.

    For its fiscal year ended December 31, 1994, approximately 69% of Edac's net sales were derived from sales to United Technologies Corporation.

MARKET INFORMATION

     The Company's Common Stock is traded on the over-the-counter market (NASDAQ).

     High and low stock bid prices for the last two years were as follows:

                                                  1994                1993
                                            ----------------    ----------------
                                            High     Low        High     Low
                                            ----     ----       ----     ----
     First Quarter                         1 6/16   1  2/16    3 14/16   2  2/16
     Second Quarter                        1 6/16   1          2  4/16   1
     Third Quarter                         1 2/16     15/16    1 14/16   1
     Fourth Quarter                        1          13/16    1 12/16     15/16


    The approximate number of record holders of the Company's Common Stock at March 27, 1995 was 329.

    The Company has never paid cash dividends. The Company is prohibited from paying cash dividends by certain loan agreements with its bank (see Note C to the Company's consolidated financial statements included elsewhere in this report).


SELECTED FINANCIAL INFORMATION

                                    Years Ended December 31,
                           1994    1993     1992    1991      1990
                       ----------------------------------------------
                      (In thousands of dollars, except per share data)

SELECTED OPERATING DATA
Sales                  $22,239  $29,331  $38,252  $26,830  $27,958
Income before
 extraordinary item         72      741    1,476      183      528
Net income                  72      741    1,476      320      975
Net income per share       .02      .20      .40      .09      .28


SELECTED BALANCE SHEET DATA

Current assets         $12,170  $12,179  $14,970  $14,171  $11,597
Total assets            16,326   16,634   19,785   19,163   17,237
Current liabilities      5,323    5,669    9,799   10,538    8,067
Working capital          6,847    6,510    5,171    3,633    3,530
Long-term obligations    4,831    4,959    4,724    4,940    5,883
Shareholders' equity     6,172    6,006    5,262    3,685    3,287
______________________

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Revenues from the Company's principal markets are as follows:

   In Thousands of Dollars     1994       1993       1992
- --------------------------   --------   --------   --------
Aerospace customers.......    $15,810    $16,576    $18,772
Medical customers.........      1,161      6,819     15,085
Other.....................      5,268      5,936      4,395

    Net sales decreased $7,092,000 or 24% in 1994 from 1993. Aerospace sales decreased $766,000 or 5% from 1993 while sales to medical customers declined by $5,658,000 or 83%. During 1994, the Company's principal aerospace customer continued to implement cost savings initiatives including personnel reductions, vendor consolidations and facility closings to respond to the decline in military and commercial aviation markets. While this negatively impacted the Company's revenues, the Company remains an approved supplier of this customer. The Company's principal medical customer consolidated its vendor base resulting in the Company receiving few orders in 1994, which level of activity is not expected to increase in 1995. Sales to other customers decreased $668,000 or 11% reflecting a decrease in specialized machine sales offset slightly by increased spindle sales.

    Net sales decreased $8,921,000 or 23% in 1993 from 1992. Decreased sales were due primarily to the Company's medical instruments customers. Sales to medical instruments customers decreased by $8,266,000 or 55% from 1992. Sales to aerospace customers decreased by $2,196,000 or 12% from 1992. Sales to customers in other markets increased by $1,541,000 or 35% from 1992.

    In late 1992, pricing concessions were granted to the Company's principal aerospace customer for ongoing production orders. The Company negotiated price concessions with its suppliers and implemented cost control programs to mitigate that concession.

    Cost of sales as a percentage of sales increased in 1994 to 86.0% from 85.0% in 1993 due primarily to the effect of spreading fixed overhead over lower production levels. Additionally, the Company incurred expense in moving certain machines and departments within the Company to better utilize its existing facilities. The American Research department was moved to newly leased facilities.

    Cost of sales as a percentage of sales increased in 1993 to 85.0% from 83.4% in 1992 due to the above mentioned reduced prices from aerospace customers and the effect of spreading fixed overhead over lower production levels. In addition, the Company had lower sales and reduced prices to its principal medical customer.

    Selling, general and administrative costs increased $14,000 in 1994 from 1993 due to additional sales personnel and increased travel and telephone expense, offset by reduced compensation expense.

    In 1993 selling, general and administrative costs decreased by $624,000 or 18.9% from 1992. This decrease is the result of the Company's cost reduction programs implemented early in the year in response to the contracting aerospace and medical markets. The Company amended its defined benefit plan as of April 1, 1993 to cease benefit accruals. This resulted in a reduction of pension expense of $282,000. In addition, commission expense decreased by $69,000, amortization expense decreased by $68,000 and compensation and other expenses decreased by $205,000.


INTEREST AND OTHER

    Interest expense in 1994 was $433,000, a decrease of $90,000 from 1993. This decrease reflects a reduction in overall borrowing levels throughout the year offset slightly by an increasing interest rate on the Company's revolving line of credit.

    Interest expense in 1993 was $523,000, a decrease of $222,000 from 1992. This decrease reflects a reduction in overall borrowing levels throughout the year. Additionally, the Company refinanced term debt with a fixed interest rate of 10.15% in March 1993 with $4,000,000 of new term debt with a fixed interest rate of 7.65%.

    Other income for 1994 was $72,000 consisting primarily of insurance proceeds received.

    Other expense for 1993 was $11,000 reflecting a loss on an investment. Other income of $36,000 for 1992 reflects insurance proceeds received.


INCOME TAXES

    The Company adopted Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes" in 1992. There was no cumulative effect of adopting this change as of January 1, 1992 because of the Company's net operating loss position at time of adoption. Under SFAS No. 109, deferred tax expenses or credits are based on the changes in deferred tax assets and liabilities from period to period.

    The effective rates of 0% for 1994, 37.5% for 1993 and 36.7% for 1992 reflects the utilization of the Company's net operating loss carryforward, limited to $181,000 per year. (See note F). The Company expects to recognize the benefit from its remaining net operating loss carryover only to the extent such amounts are realized for tax purposes and are not required to offset required deferred tax liabilities.


LIQUIDITY AND CAPITAL RESOURCES

    The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Of particular importance to the Company's liquidity are cash flows generated from operating activities, capital expenditure levels and available bank lines of credit.

The following is selected cash flow data from the Statements of Cash Flows:

   In Thousands of Dollars        1994       1993       1992
   -----------------------      --------   --------   --------
   Net cash flow from
     operating activities....    $1,104    $ 3,326    $ 1,986
   Net cash flow from
     investing activities....      (621)      (494)      (759)
   Net cash flow from
     financing activities....      (509)    (2,918)    (1,153)

    Net cash flow from operating activities in 1994 primarily reflect net income and non-cash charges against income. Net cash flow from operating activities in 1993 improved over 1992 due to reduced inventory levels. Net cash flows from investing activities for all years primarily reflect purchases of fixed assets consisting mainly of machinery and equipment. Expenditures have been necessary to add capacity and to increase productivity.


The following is selected capitalization data from the Balance Sheets:

    In Thousands of Dollars               12/31/94     12/31/93     12/31/92
    -----------------------               ---------    ---------    ---------
    Revolving line of credit..........   $   1,595    $   1,875    $   4,635
    Current portion long term debt....         245          247          825
    Long term debt....................       3,824        4,069        3,706
    Shareholders' equity..............       6,172        6,006        5,262
    Debt to total capitalization......          48%          51%          64%
    Unused revolving line of credit...       4,731        4,915        2,248

    The Company believes that there are sales opportunities in providing larger machining capabilities to the aerospace engine industry, as airframe manufacturers are demanding larger engines. In 1994, the Company purchased several used large machines capable of producing parts for the larger engines. The Company anticipates constructing in 1995, a 20,000 square foot building adjacent to its existing buildings. The large machine that the Company has committed to purchase in 1995 (See note G) along with the other large machines purchased in 1994 will be placed in service in the new building. Including the building, the Company anticipates spending approximately $2.2 million in 1995 on capital expenditures. The Company has secured a mortgage commitment from its bank for the new building. In addition, it has an equipment line of credit with its bank which provides up to

$500,000 in 1995 for equipment purchases, and it has secured an extended payment agreement for the purchase of $690,000 of equipment. (See note G)

    In March 1993, the Company completed a refinancing of $4,000,000 of term debt with its bank reducing its fixed interest rate and its annual payments. Principal payments were reduced by $500,000 for 1994, $1,701,000 for 1995 and by $353,000 for 1996. By refinancing its term debt under favorable conditions and thereby favorably impacting cash flow for 1995 and 1996, management believes the Company is well positioned to respond to a healthier aerospace market. The Company has a revolving line of credit with its bank which provides up to $7,000,000 ($1,386,530 outstanding at December 31, 1994) limited by a formula based on percentages of the Company's receivables and inventory.

    Management believes that the funds generated from operations, as well funds available from existing financing agreements, will be sufficient to meet the Company's cash flow needs throughout 1995.

                       LETTERHEAD OF ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To the Shareholders and Board of Directors of

     Edac Technologies Corporation:



We have audited the accompanying consolidated balance sheets of Edac Technologies Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edac Technologies Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
March 3, 1995

CONSOLIDATED STATEMENTS OF OPERATIONS
EDAC TECHNOLOGIES CORPORATION

                                                                    YEARS ENDED DECEMBER 31,
                                                             1994            1993            1992
                                                       ---------------  --------------  --------------
Sales:
    Services                                            $    2,185,968  $    3,231,581   $   3,731,210
    Products                                                20,052,882      26,099,157      34,521,088
                                                        --------------  --------------   -------------
                                                            22,238,850      29,330,738      38,252,298

Cost of Sales                                               19,114,373      24,934,728      31,908,439
                                                        --------------  --------------   -------------
    Gross Profit                                             3,124,477       4,396,010       6,343,859

Selling, general and administrative expenses                 2,691,447       2,677,647       3,302,123
                                                        --------------  --------------   -------------
    INCOME FROM OPERATIONS                                     433,030       1,718,363       3,041,736

Non-operating income (expense):
    Interest expense                                         (433,173)        (522,599)       (744,569)
    Other                                                       71,658         (10,527)         35,659
                                                        --------------  --------------   -------------

    INCOME BEFORE INCOME TAXES                                  71,515       1,185,237       2,332,826

Provision for income taxes                                        -            444,000         856,503
                                                        --------------  --------------   -------------

    NET INCOME                                          $       71,515  $      741,237   $   1,476,323
                                                        ==============  ==============   =============

Weighted average number of shares of
    common stock outstanding                                 3,724,018       3,691,665       3,713,788
                                                        ==============  ==============   =============

Earnings Per Share                                                $.02            $.20            $.40
                                                        ==============  ==============   =============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
EDAC TECHNOLOGIES CORPORATION

                                                                       December 31,
                                                                1994                    1993
                                                           --------------          --------------
ASSETS

CURRENT ASSETS:
    Cash                                                   $       86,260          $      111,754
    Trade accounts receivable (net of
       allowance for doubtful accounts of
       $40,000 in 1994 and 1993)                                1,487,150               1,831,063
    Inventories:
       Finished goods                                           1,114,575               1,042,034
       Work in process and raw materials                        8,709,074               8,630,650

    Deferred income taxes                                         671,000                 472,000
    Prepaid expenses and other current
       assets                                                     102,317                  91,659
                                                           --------------          --------------
TOTAL CURRENT ASSETS                                           12,170,376              12,179,160
                                                           --------------          --------------


PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land                                                          314,091                 314,091
    Buildings                                                   2,512,217               2,499,269
    Machinery and equipment                                     7,250,472               6,949,355
                                                           --------------          --------------
                                                               10,076,780               9,762,715
    Less-accumulated depreciation                               6,306,302               5,620,615
                                                           --------------          --------------
                                                                3,770,478               4,142,100
                                                           --------------          --------------
OTHER ASSETS                                                      384,946                 312,337
                                                           --------------          --------------
                                                           $   16,325,800          $   16,633,597
                                                           ==============          ==============

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                                       December 31,
                                                                1994                    1993
                                                           --------------          --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Revolving line of credit                               $    1,595,367          $    1,874,565
    Current portion of long-term debt                             245,383                 246,550
    Trade accounts payable                                      2,083,701               2,134,363
    Employee compensation and amounts
       withheld                                                   638,068                 594,235
    Accrued expenses                                              760,533                 819,131
                                                           --------------          --------------
TOTAL CURRENT LIABILITIES                                       5,323,052               5,668,844
                                                           --------------          --------------
LONG-TERM DEBT, less current portion                            3,824,061               4,069,444
                                                           --------------          --------------
OTHER LIABILITIES                                                 296,840                 264,254
                                                           --------------          --------------
DEFERRED INCOME TAXES                                             710,000                 625,000
                                                           --------------          --------------

COMMITMENTS AND CONTINGENCIES (NOTE G)

SHAREHOLDERS' EQUITY:
    Common stock, par value $.0025 per
       share; 10,000,000 shares authorized;
       issued and outstanding--3,595,539
       in 1994 and 3,566,205 in 1993                                8,989                   8,916
    Additional paid-in capital                                  8,560,672               8,544,246
    Accumulated deficit                                        (1,915,216)             (1,986,731)
                                                           --------------          --------------
                                                                6,654,445               6,566,431
   Less guaranty of Employee Stock
      Ownership Plan debt                                       (350,000)                (427,778)
   Less Unfunded accrued pension costs                          (132,598)                (132,598)
                                                           --------------          --------------
                TOTAL SHAREHOLDERS' EQUITY                      6,171,847               6,006,055
                                                           --------------          --------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                   $   16,325,800          $   16,633,597
                                                           ==============          ==============

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EDAC TECHNOLOGIES CORPORATION

                                                                            Years Ended December 31,
                                                                1994                1993               1992
                                                           -------------       -------------       ------------
Operating Activities:
    Net income                                             $      71,515       $     741,237       $  1,476,323
    Adjustments to reconcile net income
       to net cash provided by
       operating activities:
       Provision (benefit) for deferred
           income taxes                                         (114,000)            (82,000)           235,000
    Depreciation and amortization                                985,588             931,269          1,025,299
    Loss (gain) on sale of property
       and equipment                                              11,915               1,039            (11,420)
    Changes in operating assets and
       liabilities:
       Trade accounts receivable                                 343,913            (511,392)           814,764
       Inventories                                              (150,965)          3,097,671           (869,226)
       Prepaid expenses and other
           current assets                                        (10,658)             27,624           (107,102)
      Trade accounts payable                                     (50,662)           (781,504)          (301,996)
      Other current liabilities                                  (14,765)           (141,882)          (310,748)
      Other liabilities                                           32,586              44,411             35,537
                                                           -------------       -------------       ------------
      Net cash provided by
          operating activities                                 1,104,467           3,326,473          1,986,431
                                                           -------------       -------------       ------------
Investing Activities:
    Additions to property, plant and
        equipment                                               (696,359)           (394,709)          (762,557)
    Proceeds from sales of property,
        plant and equipment                                      231,532              37,746             21,450
    Increase in other assets                                    (155,885)           (136,930)           (18,113)
                                                           -------------       -------------       ------------
          Net cash used in
              investing activities                         $    (620,712)      $    (493,893)      $   (759,220)
                                                           -------------       -------------       ------------

The accompanying notes are an integral part of these consolidated financial statements.

EDAC TECHNOLOGIES CORPORATION

                                                                            Years Ended December 31,
                                                                1994                1993               1992
                                                           -------------       -------------       ------------
Financing Activities:
    Decrease in revolving
       line of credit, net                                 $   (279,198)       $ (2,760,281)       $     (7,341)
    Payments of long-term debt                                 (246,550)         (4,215,509)         (1,168,881)
    Issuance of long-term debt                                      ---           4,000,000                 ---
    Proceeds from exercise of options
       for common stock, including
       related income tax benefit                                16,499              57,438              22,874
                                                           -------------       -------------       ------------
    Net cash used in
        financing activities                                   (509,249)         (2,918,352)         (1,153,348)
                                                           -------------       -------------       ------------
Increase (decrease) in cash                                     (25,494)            (85,772)             73,863
Cash at beginning of year                                       111,754             197,526             123,663
                                                           -------------       -------------       ------------
Cash at end of year                                        $     86,260        $    111,754        $    197,526
                                                           ============        ============        ============
Supplemental Disclosure of
    Cash Flow Information:
        Interest Paid                                      $    427,763        $    578,014        $    780,400
        Income taxes paid                                       130,000             285,000             476,277

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
EDAC TECHNOLOGIES CORPORATION

                                                                 Additional
                                        Common Stock              Paid In         Accumulated
                                     Shares       Amount          Capital           Deficit
                                  ----------     ---------      ------------      -----------
Balances at January 1, 1992        3,478,543      $  8,696      $  8,464,154      $(4,204,291)

Exercise of stock options             40,664           102            22,772              --

Net income                                --            --                --        1,476,323

Balances at December 31, 1992      3,519,207         8,798          8,486,926      (2,727,968)

Exercise of stock options,
    including related income
    tax benefit                       46,998           118             57,320              --

Net income                                --            --                 --         741,237

Balances at December 31, 1993      3,566,205         8,916          8,544,246      (1,986,731)

Exercise of stock options,
    including related income
    tax benefit                       29,334            73             16,426

Net income                                --            --                 --          71,515

Balances at December 31, 1994      3,595,539      $  8,989       $  8,560,672     $(1,915,216)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EDAC TECHNOLOGIES CORPORATION

DECEMBER 31, 1994


NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Until May 12, 1989, Edac Technologies Corporation (the Company) was a subsidiary of Cade Industries, Inc. (Cade) which owned approximately 57% of the Company's outstanding Common Stock. Effective May 12, 1989, Cade sold its investment in the Company's Common Stock to a partnership comprised of certain members of the Company's management and the Edac Technologies Corporation Employee Stock Ownership Plan (ESOP). The Partnership owns 27.4% and the ESOP owns 27.1% of the Company's outstanding Common Stock as of December 31, 1994.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, Gros-Ite Industries, Inc. and Natural Cool, Ltd. Intercompany transactions have been eliminated from the consolidated financial statements.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation and amortization are computed using the straight-line method over 3 to 12 years for machinery and equipment and 25 years for buildings for financial reporting purposes. For income tax reporting purposes, straight-line and accelerated methods are used.

Earnings Per Share: Earnings per share is based on the weighted average number of shares of common stock outstanding during the year, plus the dilutive effect, if any, of outstanding stock options.


NOTE B -- COMMON STOCK AND STOCK OPTIONS

On December 5, 1991, the Board of Directors adopted the 1991 Stock Option Plan (the Plan). The Plan is non-qualified and provides for the granting of up to 325,000 options to purchase shares of the Company's Common Stock. The option price is the fair market value of the shares on the date of the grant. Options may be exercised at the rate of 33 1/3% six months after the grant date, another 33 1/3% one year after the grant date and the remaining 33 1/3% two years after the grant date. Options may be granted under the Plan through December 5, 2001. During 1991, options to purchase 282,000 shares of the Company's Common Stock at $.5625 per share were granted under the Plan.

On January 1, 1994, options to purchase 100,000 restricted shares were granted to an officer at an exercise price of $.5625 per share. On October 1, 1994, 25,000 of these options became exercisable. An additional 25,000 become exercisable each January 1 thereafter through January 1, 1997.

During 1994, 1993, and 1992, options for 29,334, 46,998 and 40,664 shares, respectively, were exercised at $.5625 per share. At December 31, 1994, there were options outstanding for the purchase of 265,004 shares at $.5625 per share of which 190,004 were exercisable.

NOTE C -- NOTES PAYABLE AND LONG TERM DEBT

Long-term debt consisted of the following:

                                                                       December 31
                                                                 -----------------------
                                                                    1994         1993
                                                                 ----------   ----------
Note payable to bank in 60 monthly installments of $37,516,
  including interest at 7.65% per annum commencing
  April 1, 1993, with a balloon payment of $3,089,220
  due on April 30, 1998.                                         $3,719,444   $3,874,580

Note payable to bank by Edac Technologies
  Corporation Employee Stock Ownership Plan
  (guaranteed by the Company).  Principal is
  due in 108 monthly installments of $6,481
  commencing July 1, 1990.  Interest at 95%
  of the bank's base rate is due monthly.                           350,000      427,778

Installment notes payable in monthly and
  annual installments, plus interest.                                    --       13,636
                                                                 ----------   ----------
                                                                  4,069,444    4,315,994

Less amounts due within one year                                    245,383      246,550
                                                                 ----------   ----------
                                                                 $3,824,061   $4,069,444
                                                                 ==========   ==========

The Company also has a Revolving Loan and Security Agreement (the Agreement) which provides for a revolving line of credit with a borrowing base limited to an amount which is the lesser of $10,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory. The revolving line of credit bears interest at the bank's base rate of interest (8.5% at December 31, 1994) on borrowings up to $3,000,000, base rate plus 1/4 on borrowings from $3,000,001 to $6,000,000 and base rate plus 1/2 on borrowings from $6,000,001 to $10,000,000. Effective February 28, 1995, the Agreement was amended to revise the borrowing base to the lesser of $7,000,000 or an amount determined by a formula based on percentages of the Company's receivables and inventory and extend the maturity of the Agreement from January 31, 1995 to January 31, 1996. The interest rate was amended to the bank's base rate of interest. The Agreement also provides for an equipment line of credit which provides loan advances of 75% of equipment purchases up to an aggregate amount of $500,000, with interest payable monthly at the bank's base rate plus 0.5%. The principal amount outstanding as of February 1, 1995 will be paid in 60 equal payments commencing February 1, 1995. Interest will be charged monthly after February 1, 1995 at the bank's base rate plus 0.5% or, upon election of the Company, at a fixed rate equal to 3% above the bank's five-year average cost of funds. At December 31, 1994, the Company had borrowed $208,837 on the equipment line. The Agreement, as amended on February 28, 1995, provides as of February 1, 1995 a second equipment line of credit which provides loan advances of 75% of equipment purchases up to an aggregate amount of $500,000 through January 31, 1996 with interest payable monthly at the bank's base rate plus 0.5%. The principal amount outstanding as of February 1, 1996 will be paid in 60 equal payments commencing February 1, 1996. Interest will be charged monthly after February 1, 1996 at the bank's base rate plus 0.5% or, upon election of the Company, at a fixed rate equal to 3% above the bank's cost of funds. The Agreement also provides for a five-year term loan in the original amount of $4,000,000 ($3,719,444 outstanding at December 31, 1994).

At December 31, 1994 and 1993, borrowings outstanding under the revolving line of credit and the equipment line amounted to $1,595,367 and $1,874,565, respectively. The unused portion of the line of credit was approximately $4,730,965 as of December 31, 1994 (based on a borrowing base determined by the formula).

To secure all obligations of the Company under the Agreement, the bank has a first priority security interest in the Company's accounts receivable,
inventories, equipment, real estate and other assets.   The Agreement requires,
among other things, minimum levels of net income, no material adverse changes in the financial condition of the company and the maintenance of certain financial ratios including debt to net worth, interest coverage, current and debt service ratios. The Agreement also prohibits payment of dividends, issuance, redemption or sale of common stock, and creation of certain other encumbrances and contingent liabilities without the consent of the bank and limits the amount of annual capital expenditures. The Company was in compliance with all loan covenants, as amended, at December 31, 1994.

Aggregate annual maturities of long-term debt for the five year period subsequent to December 31, 1994 are as follows: 1995--$245,383; 1996--$258,062;
1997--$273,347; 1998--$3,253,763; and 1999--$38,889.


NOTE D -- PENSION PLAN

The Company maintains a noncontributory defined benefit pension plan covering substantially all employees meeting certain minimum age and service requirements. The benefits are generally based on years of service and employees' compensation during the last five years of employment. The Company's policy is to contribute annually the amount necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993. As a result, the Company recognized a gain of $361,929 in 1993.

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                             December 31
                                       ------------------------
                                         1994           1993
                                       ---------     ----------
Actuarial present value of
 benefit obligations:
 Accumulated benefit obligation,
  including vested benefits of
  $4,042,220 and $4,100,858
  in 1994 and 1993, respectively...    $4,210,450    $4,307,881
                                       ----------    ----------

Projected benefit obligation.......     4,210,450     4,307,881

Plan assets at fair value..........     4,153,134     4,177,428
                                       ----------    ----------

Projected benefit obligation in
 excess of plan assets.............       (57,316)     (130,453)
                                       ----------    ----------

Accrued pension  cost included
 in accrued employee compensation..    $  (57,316)   $ (130,453)
                                       ==========    ==========

                                             Years Ended December 31
                                       -------------------------------------
                                          1994          1993          1992
                                       ----------    ---------     ---------
Net pension cost included the
 following components:

Service cost-benefits earned
 during the period..................   $       --    $  103,606    $ 188,216

Interest cost on projected
 benefit obligation.................      317,914       352,159      360,956

   Actual return on plan assets.....        8,683      (367,950)    (287,246)

   Net amortization and deferral....     (300,633)      331,764       78,141
                                       ----------    ----------    ---------

   Curtailment gain.................           --      (361,929)          --
                                       ----------    ----------    ---------
                                       $   25,954    $   57,650    $ 340,067
                                       ==========    ==========    =========

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%. The expected long-term rate of return on plan assets was 7%.

In accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 87, "Employers' Accounting for Pensions," the Company recorded an additional liability with a corresponding reduction in stockholders' equity of $132,598 relating to the change in the discount rate from 8.0% to 7.5% subsequent to the curtailment of the plan.

In July 1991, the Company established a 401(k) defined contribution plan. The Company matches 10% of employee contributions up to 4% of compensation. Employer contributions and expense related to this plan were $10,508, $17,891, and $17,309 in 1994, 1993 and 1992, respectively.

NOTE E -- EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 4, 1989, the Company established the Edac Technologies Corporation Employee Stock Ownership Plan (the ESOP). Employees of the Company are eligible to participate in the ESOP beginning six months following their hire date. The Company's contributions to the ESOP are determined annually by the Board of Directors. The Company records the expense in the amount of contributions made to the ESOP. The Company contributed $104,500, $105,000, and $111,000, to the ESOP for the years ended December 31, 1994, 1993 and 1992, respectively.

At December 31, 1994, the ESOP owned 973,802 shares of the Company's Common Stock. These shares were purchased using the proceeds of a $700,000 note payable to a bank for which repayment has been guaranteed by the Company. Interest expense incurred on the debt was $26,357, $26,772. and $32,679, for the years ended December 31, 1994, 1993 and 1992, respectively.

In the accompanying financial statements, the outstanding debt of the ESOP has been included in the Company's long-term debt, and shareholders' equity has been decreased by a corresponding amount. As the principal amount of the loan is repaid, the liability and the amount offset against shareholders' equity will be reduced in equal amounts.


NOTE F -- INCOME TAXES

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax assets and liabilities from period to period. Because of the Company's net operating loss carryforward position, there was no cumulative effect of adopting this change as of January 1, 1992.

Income tax expense (benefit) are included in the financial statements as follows (in 000's):

                            1994       1993      1992
                            -----     -----      -----

     Current                $ 114      $ 526     $ 622
     Deferred                (114)      ( 82)      235
                            -----      -----     -----
                            $   -      $ 444     $ 857
                            =====      =====     =====

The effective tax rate on income before income taxes is different from the prevailing Federal and state income tax rate as follows (in 000's):

                                                                   Years Ended December 31,
                                                                  ---------------------------
                                                                   1994      1993       1992
                                                                  ------    ------     ------

Income before income taxes                                        $  72     $1,185     $2,333
                                                                  -----     ------     ------
Income tax at Federal statutory rate                              $  24     $  403     $  793

State income taxes-net of Federal benefit                             5         90        208

Meals, Entertainment and Other                                       41         21         72

Change in valuation allowance on
  deferred income tax assets due to
  realization of net operating loss
  carryforwards subject to limitations                              (70)       (70)      (216)
                                                                  -----     ------     ------
                                                                  $   -     $  444     $  857
                                                                  =====     ======     ======

The tax effect of temporary differences giving rise to the Company's deferred tax asset and liability at December 31, 1994 and 1993 are as follows (in 000's):

                                                                   1994      1993
                                                                  -------  --------

Deferred tax liabilities:
   Property, plant and equipment                                  $  959    $1,113
   Capital leases                                                     58        58
   Other                                                              90        25
                                                                  ------    ------
                                                                   1,107     1,196
                                                                  ======    ======
Deferred tax assets:
   Allowance for uncollectible
     accounts receivable                                              17        17
   Employee compensation and amounts withheld                        125       208
   Accrued expenses                                                   55       125
   Unicap and inventory reserves                                     466       272
   Tax effect of net operating loss carryforwards                    464       517
   Alternative minimum tax credit carryforwards                      268       283
   Capital loss carryforwards                                         --       541
   Other                                                               5        14
   Valuation allowance                                              (332)     (934)
                                                                  ------    ------
                                                                   1,068     1,043
                                                                  ------    ------
Net deferred tax liability                                        $   39    $  153
                                                                  ======    ======
Reflected in balance sheet as:
    Net current deferred tax asset                                $  671    $  472
    Net long term deferred tax liability                             710       625
                                                                  ------    ------
                                                                  $   39    $  153
                                                                  ======    ======

Due to the change in ownership during 1989 (see Note A), provisions of the Internal Revenue Code restrict the utilization of net operating loss carryforwards (NOLs) attributed to the period prior to the change in ownership. As of December 31, 1994, the Company has pre-change NOLs of approximately $1,521,000 available to offset future federal taxable income of which the company is limited to annual utilization of approximately $181,000. These NOLs expire in the year 2003. The Company has alternative minimum tax credits of approximately $268,000 which carry forward indefinitely for Federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds amounts calculated under the alternative minimum tax method.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Lease expense under operating leases was $16,710, $7,917 and $30,250, for the years ended December 31, 1994, 1993 and 1992, respectively. Minimum rental commitments as of December 31, 1994 for noncancelable operating leases with initial or remaining terms of one year or more are as follows: 1995--$38,000; 1996--$38,000; 1997--$1,750.

The Company is committed to expend $690,000 on equipment in 1995. After a down payment of $103,000, minimum quarterly payments of $12,500 will be made commencing four months after delivery of the machine. Any unpaid balance will be due on March 24, 1998.


NOTE H -- BUSINESS SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company and its subsidiaries design and manufacture tools, fixtures, special machines, jet engine components, medical instrument components and spindles. Although the Company and its subsidiaries offer both design and manufacturing services to the aerospace and medical instruments industries, the design and manufacturing are interrelated and have essentially the same capabilities and, in the opinion of management, the Company operates in one business segment.

For the year ended December 31, 1994, sales to United Technologies Corporation amounted to 69% of consolidated sales. For the year ended December 31, 1993, sales to United Technologies Corporation and United States Surgical Corporation amounted to 55% and 21%, respectively, of consolidated sales. For the year ended December 31, 1992, sales to United Technologies Corporation and United States Surgical Corporation amounted to 48% and 35%, respectively, of consolidated sales. These customers operate in the aerospace and medical instruments fields, respectively.

At December 31, 1994, the Company had $676,185 of trade receivables due from United Technologies Corporation.

OFFICERS

Robert T. Whitty      Chief Executive Officer
Francis W. Moskey     President and Chief Operating Officer
Gerald C. Smith       Executive Vice President
Glenn L. Purple       Vice President-Finance and Secretary


BOARD OF DIRECTORS

John Di Francesco     Retired General Motors Plant Manager
William J. Gallagher  President, William J. Gallagher Company
Robert P. Luzzi       Chairman, Consultant
Francis W. Moskey     President, Chief Operating Officer
Gerald C. Smith       Executive Vice President
Stephen G.W. Walk     Business Consultant


CORPORATE OFFICES

1790 New Britain Avenue
Farmington, CT  06032


GENERAL COUNSEL

Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.
1000 North Water Street
Milwaukee, WI 53202


CORPORATE AUDITORS

Arthur Andersen LLP
One Financial Plaza
Hartford, CT  06103


TRANSFER AGENT

Firstar Trust Company
615 East Michigan Street
Milwaukee, WI  53202


10-K INFORMATION

Shareowners may obtain a copy of the 1994 Edac Technologies 10-K report filed with the Securities and Exchange Commission by writing to: Glenn Purple, Secretary, Edac Technologies Corporation, 1790 New Britain Avenue, Farmington, CT 06032.